787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 23, 2024

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Allocation Target Shares – BATS: Series I Portfolio

Post-Effective Amendment No. 55 under the Securities Act of 1933 and Amendment No. 57 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-109980 and 811-21457)

Dear Ms. O’Neal:

On behalf of BlackRock Allocation Target Shares (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned via email on January 16, 2024 regarding Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 57 under the Investment Company Act of 1940, as amended, which was filed with the Commission on November 29, 2023, with respect to the BATS: Series I Portfolio (the “Fund”), a new series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

February 23, 2024

Comment No. 1:

With respect to the subsection in the Fund’s Prospectus entitled “Fund Overview – Key Facts About BATS: Series I Portfolio – Fees and Expenses of the Fund,” please provide the completed fee tables and expense examples one week prior to effectiveness of the Amendment.

Response No. 1:	The completed fee tables and expense examples were provided supplementally to the Staff via email on February 23, 2024.

Comment No. 2:

With respect to the subsection in the Fund’s Prospectus entitled “Fund Overview – Key Facts About BATS: Series I Portfolio – Fees and Expenses of the Fund,” please confirm whether the “certain other Fund expenses” excluded from the Fund’s contractual fee waivers and/or expense reimbursements referenced in the footnote 4 to the fee table are disclosed elsewhere in the Fund’s Registration Statement.

Response No. 2:

The Fund notes that the disclosure provided in response to Item 10 of Form N-1A in the section of the Fund’s Prospectus entitled “Management of the Fund – BlackRock” includes additional detail regarding the “certain other Fund expenses” and other types of expenses excluded from the Fund’s contractual fee waivers and/or expense reimbursements.

Comment No. 3:

In the subsections in the Fund’s Prospectus entitled “Fund Overview – Key Facts About BATS: Series I Portfolio – Portfolio Managers” and “Management of the Fund – Portfolio Manager Information,” please add the month to the year in which each portfolio manager started managing the Fund.

Response No. 3:	The requested changes will be made in the Amendment.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-3953 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Nicole Ventura

Nicole Ventura

cc:	Janey Ahn, Esq., BlackRock, Inc.

Ben Niehaus, Esq., BlackRock, Inc.

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP

Rachel I. Winters, Esq., Willkie Farr & Gallagher LLP